October 5, 2005

April Sifford
Branch Chief
Division of Corporate Finance, Mail Stop 7010
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Core Laboratories N.V.
        Form 10-K for Fiscal Year Ended December 31, 2004
        Filed March 15, 2005

Dear Ms. Sifford:

Thank your for your letter dated September 8, 2005 and the extension to file our response due to Hurricane Rita. Your letter asked about the accounting presentation in our 2004 Form 10-K of our Performance Share Award Program (the "PSAP").

The Performance Share Award Program was implemented in 2002 at the recommendation of the Options Subcommittee of the Compensation Committee of the Company's Supervisory Board of Directors. The PSAP was designed to provide an incentive to executive management to successfully achieve the longer-term relative performance goals set by the Board. The first PSAP performance measurement period was the three-year period that began on January 1, 2002, and ended on December 31, 2004.

    Restricted shares are contingently issuable based upon relative performance against peer group. -

In 2002, the Board desired to establish a compensation arrangement that aligned management's interests with those of the Company's shareholders by basing the management award on the total shareholder return realized by the Company's shareholders (which is based on changes in our stock price and dividends paid during the entire performance period) when compared to the total shareholder returns achieved by a peer group of companies, such peer group to be the members of the Philadelphia Oil Service Sector Index (the "OSX"). A three-year measurement period was selected and, in order to have any of the contingently issuable shares vest, the total return to the Company's shareholders must be at or greater than the 50th percentile of the total return earned by the common shares of the members of the OSX at the end of that three-year measurement period. To achieve maximum vesting, our relative performance must equal or exceed the 75% percentile. Vesting is not based on performance during the three-year measurement period; rather it is based on the relative performance at the end of the measurement period.

At the conclusion of the three-year measurement period that ended on December 31, 2004, the Company had, in fact, outperformed the 75th percentile of the members of the OSX based on this performance goal. Consequently the maximum target was exceeded and therefore the total number of shares available was awarded after year-end pursuant to the terms of the PSAP. A copy of the relative performance calculation is provided for your reference. (see Attachment 1).

In your letter an inquiry was made about any performance periods ending 1999 - 2003. We did not have any PSAP programs with performance periods ending prior to 2004. There are two additional PSAP programs with periods ending after 2004 that are very early in their maturity period and are being evaluated in a similar manner.

    The Company's Accounting Policy

The Company's policy for recognizing equity-based compensation is to estimate and record the total compensation in a prorated fashion over the remainder of the three year measurement period of the plan once it is viewed by management that it is probable the performance criteria will be met. We believe this policy is consistent with FIN 38, paragraph 4, as well as APB 25, paragraph 12, 13 and 28.

    The Company's Accounting Treatment

As of December 31, 2004, we had recognized total expense of $2.9 million associated with the PSAP stock-based compensation relating to the three-year measurement period which ended on December 31, 2004. In accordance with our policy, we recorded $2.9 million of cost at June 30, 2004 as management believed that at that time it was probable that the performance requirements relating to those shares would be met at year-end. The entire amount of the calculated plan cost was recorded in the second quarter of 2004 as the prorated amount remaining for the final six months of the plan period was not deemed significant.

Because the performance criteria is based upon the relative performance of the Company's total shareholder return compared with the total shareholder returns achieved by the companies comprising the OSX (see Attachment 2), there was a great deal of uncertainty regarding the achievement of the targets under this plan prior to the measurement date on December 31, 2004. There are members of the OSX that, although in the same general industry sector, are in distinct market segments in which the Company does not participate thereby making projections about the relative performance of these companies difficult to project.

As indicated on Attachment 1, the Company's return was greater than the 50th percentile return (initial vesting point) for the first time as of December 31, 2003.  No compensation was recorded as of December 31, 2003 and March 31, 2004 because we did not believe that it was probable that our stock price would continue to keep pace or outperform the OSX for the third and final year of the three year measurement period as noted above.  We significantly underperformed the group in the first year of the measurement period and, at the end of 2003, did not believe it was probable that we would outperform our peer group into the third year. Our estimate was based on information available at that time including, but not limited to, our concern that our stock price would not keep pace or outperform the OSX due to:

    the Company's historical stock volatility,

    stock analysts' preference at that time towards the performance of larger cap oilfield service stocks and the related earnings growth potential of those larger cap stocks (in fact, a leading oilfield research analyst placed his target price for our stock below the closing price at both year-end 2003 and at the end of the first quarter in 2004), and the recovery in our industry being primarily attributable to the increased activity in the North America market benefiting certain members of our peer group more so than other companies, such as ours which operates in more than 50 countries, that would benefit from a recovery across all international markets.

Considering the uncertainties and length of the remaining measurement period at December 31, 2003 and March 31, 2004, we did not believe until the second quarter of 2004 that it was probable that the Company's total shareholder return would exceed the 50th percentile return.

The important distinction provided for in the literature, as it relates to the timing of recording our equity-based compensation, revolves around when management believes it is probable that the performance targets will be met at the end of the measurement period. Prior to the second quarter of 2004, management's view was that it was not probable for the Company to outperform the OSX peer group as of the end of the measurement period. All of the reasons stated in the third paragraph of this section created enough uncertainty that such out-performance may not have been probable or likely to occur. During the second quarter of 2004, management determined that achieving the performance target under this plan was likely to occur since our total shareholder return was not only in excess of the 75th percentile of total shareholder returns achieved by the OSX members at June 30, 2004, but also that our outlook through the end of the year suggested that we would continue to outperform the peer group through the end of the three-year measurement period. Accordingly, we recognized the compensation cost associated with the value of the contingently awarded shares in the second quarter of 2004.

    Application of Paragraph 28 of APB 25. -

Paragraph 28 states in its entirety, "Estimates of compensation cost are recorded before the measurement date based on the quoted market price of the stock at intervening dates.  Recorded compensation expense between the date of grant or award and the measurement date may either increase or decrease because changes in quoted market price of the stock require recomputations of the estimated compensation cost."

As supported by the attached schedules, the Company did make estimates of compensation cost in accordance with Paragraph 28 of APB 25 throughout the measurement period. Upon recording the expense for the PSAP contingent award in the second quarter of 2004, Paragraph 28 of APB 25 was followed by the Company during that and each subsequent quarter. Based upon changes in the quoted market price of the stock at the end of the third quarter 2004 and the fourth quarter of 2004, recomputations were made and the Company recorded additional expense of $0.2 million and reduction in expense of $0.2 million, respectively.

    Disclosure of the PSAP to our Shareholders-

The Company publicly disclosed the PSAP program in public filings such as our 10-K and proxy statement once management's viewpoint of the plan became reasonably possible that the targets could be achieved. In addition, we also made mention of the PSAP program in our first quarter 2004 earning's conference call. We explained the program's design to provide incentives to maximize shareholder value from a relative performance perspective against a peer group of companies. We also explained how probability, as defined in SFAS No. 5, referenced in FIN 38, was the guiding accounting literature on when the expense, if any, would be recorded. To reinforce our 10-K and proxy disclosures, in our earnings call we explained the terminology used in the literature, specifically the concept that once management believes that it is probable that the Company's relative performance will outperform the peer group at year-end, the compensation cost would need to be recorded. We explained that if it became probable, in management's view, that the Company's relative performance would exceed that of the OSX peer group, the Company would record an expense for the equity-based compensation. As mentioned above, the expense was ultimately recorded in the second quarter of 2004.

It is worth mentioning that our earnings' guidance in 2004 excluded the impact of any equity-based compensation expense which might have been incurred that year. All of the research analysts that follow the Company also reported their estimates without regard to any potential impact of a charge relating to equity-based compensation. We provided our guidance during our conference calls in that manner so that there would be no confusion as to the Company's underlying operational results in the period that the equity-based compensation expense might be taken. Therefore, without impacting our shareholders' earnings expectations, the expense would be recorded when management believed the likelihood of attaining the performance targets at the end of the measurement period became probable

In Footnote 13 of our 2004 10-K we stated the following: "...as management cannot determine whether the performance criteria will be met." This could lead a reader to believe that we were unable to evaluate whether the criteria will be met for these plans when our intention was to indicate that management had evaluated the program and came to the determination that it was not probable that the plan performance criteria would be met. Prospectively, we will add additional clarifying wording to express management's view whether achievement of the plans' performance criteria is probable or not probable rather than stating that management cannot determine whether the performance criteria will be met or not.

We understand and hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if I can provide any further information in this regard to assist you in your review.

Sincerely,

Richard L. Bergmark

cc: Sandy Eisen